Mail Stop 4561

      February 9, 2006

Tom Manley
Senior Vice President, Finance & Administration and Chief Financial Officer
Cognos Inc.
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, ON Canada  K1G 4K9

	Re:	Cognos Inc.
   Form 10-K for the Fiscal Year Ended
   February 28, 2005
		Filed April 29, 2005
		File No. 033-72402

Dear Mr. Manley:

	We have reviewed your response to our letter dated January 6, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K For the Fiscal Year Ended February 28, 2005

Critical Accounting Estimates, page 44

1. We note your response to our previous comment no. 1 and the information provided in Appendix A to such response. With regards to this information, please provide the following:
* In response to our comment no. 2 in your letter dated December
5,
2005, you indicate that for arrangements in which product support is a named element of an arrangement but is not separately negotiated as part of the order agreement and no renewal rate is stipulated within the agreement, the Company allocates a portion of the arrangement fee to product support based on a percentage of the license fee. Tell us which percentage, as provided in Appendix A, is used as VSOE for such contracts (i.e. the low end, the high end or the median). Also, tell us how you determined that the ranges for each class of customer are representative of VSOE for product support when contracts do not include a stated renewal rate. For instance, how did you evaluate the percentage of contracts that fall within the low and high end of the range and how did you evaluate the deviation from the median point of the ranges to determine that such ranges are sufficiently clustered to conclude that VSOE of fair value exists for each class of customer as defined in your response.
* You indicate that the analysis does not account for software licenses that have an aggregate license value of $50,000 or less. We note the median and average product support renewal percentage indicated in your response. Tell us what portion of the customers fall within this range.


      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Tom Manley
Cognos Inc.
February 9, 2006
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